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                              September 27, 2023

       Amy Trombly
       Chief Executive Officer
       Sonoma Pharmaceuticals, Inc.
       5445 Conestoga Court, Suite 150
       Boulder, CO 80301

                                                        Re: Sonoma
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 19,
2023
                                                            File No. 333-274582

       Dear Amy Trombly:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 19, 2023

       Cover Page

   1. Please revise your cover page to disclose the date the offering will end. Refer to
                                                        Item 501(b)(8)(iii) of
Regulation S-K for guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Amy Trombly
Sonoma Pharmaceuticals, Inc.
September 27, 2023
Page 2

       Please contact Cindy Polynice at 202-551-8707 or Jason Drory at 202-551-8342 with any other questions.



                                                         Sincerely,
FirstName LastNameAmy Trombly
                                                         Division of
Corporation Finance
Comapany NameSonoma Pharmaceuticals, Inc.
                                                         Office of Life
Sciences
September 27, 2023 Page 2
cc:       Andrew J. Merken, Esq.
FirstName LastName